November 1, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Amanda McManus
Josh Forgione

Re:	Newkirk Realty Trust, Inc.
Amendment No. 6 to Registration Statement on Form S-11
Filed November 1, 2005
Registration No. 333-127278

Ladies and Gentlemen:

                Please be advised that each of the underwriters has confirmed to us that they are advising each of their customers expected to receive confirmations of sale of the change in the offering and related information prior to sending confirmations.

Sincerely yours,

BEAR STEARNS & CO., INC.
CREDIT SUISSE FIRST BOSTON

By: Bear Stearns & Co., Inc.

/s/ Stephen Parish
Name: Stephen Parish
Title: Senior Managing Director